March 5, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549



Attention: Erin Wilson, Esq., Examiner
    Pamela Howell, Esq., Special Counsel
    John Reynolds, Esq., Assistant Director

    Re: ZenVault Medical Corporation
     Offering Statement on Form 1-A (File No. 024-10291

Dear Ms. Wilson, Ms. Howell, and Mr. Reynolds:

   On behalf of our client, ZenVault Medical Corporation (the "*Company*" or "*ZenVault*"), we furnish herewith the following correspondence in connection with the Company's filing today of Amendment No. 6 (the "*Amendment*") to the Company's Offering Statement on Form 1-A. Set forth below in italics you will find copies of the Staff's comments from its letter of comment dated February 13, 2012 (the "*Comment Letter*"), and information and page references to locations within the Amendment where responsive disclosure can be found. We have also attached a redlined .pdf of the narrative portion of the Amendment for the Staff's convenience.

__Comment Letter Dated February 13, 2012__

__Amendment No. 5 to Form 1-A, filed on January 31, 2012__

Part I - Notification

Item 1. Significant Parties

  1. *Please provide both the business and residential addresses for each person listed. See Item 1 of Part I of Form 1-A.*

Response:

  Comment complied with. Please see pages 1 and 2 of the Notification.

  2. *Please provide the disclosure required by Item 1(d) of Part I of Form 1-A. For example, we note that you have included the Gin Family Trust as a record holder. However, it appears that Alan Gin also owns directly an amount that would be greater than 5% of the common stock. In addition, please provide the disclosure required by Item 1(e) of Part I of Form 1-A regarding the beneficial ownership, as you have currently only provided disclosure of record ownership.*

Response:

  Comment complied with. Please see pages 2 and 3 of the Notification.

Item 4. Jurisdictions in Which the Securities Are to be Offered

3. *Please revise to disclose the method by which the securities are to be offered in the noted jurisdictions. See Item 4(b) of Part I of Form 1-A.*

Response:

The Company is confused by this comment, as Item 4(b) in Amendment No. 5 included the following statement: "The securities will be offered in such jurisdictions on a "best efforts" basis by our officers and directors, except Mr. Claus, pursuant to the safe harbor provisions of Rule 3a4-1 under the Securities Exchange Act of 1934." We believe this describes the method by which the securities are to be offered.

Item 5. Unregistered Securities Issued or Sold Within One Year

4. *The Notification does not provide for incorporation by reference. Therefore, please revise to provide all information required by Item 5. We may have further comment.*

Response:

Comment complied with. Please see the information on page 4 of the Notification under Item 5, which was formerly filed as Exhibit 6.13 to Amendment No. 5.

5. *Please disclose the facts relied upon for the exemption from registration.*

Response:

Comment complied with. Please see the additional information on pages 4 and 5 of the Notification under Item 5. Out of an abundance of caution, additional representations have been added to Exhibit 3.4, the form of Amendment to the Founders' Agreement, to support the Company's position *vis-à-vis* the claimed exemption.

Part II – Offering Circular
The Healthcare Market, page 3

6. *We reissue comment seven of our letter dated November 8, 2012. Provide the basis for your belief that "most consumers and medical professionals ... will purchase a subscription fee-based cloud storage solution for PHR." Given that you have generated minimal revenues to date such statement appears promotional in nature. Please revise or remove.*

Response:

Comment complied with. This disclosure has been removed from page 2 and on page 41 under "Business – Overview."

Summary, page 1

7. *We note your response and your revised disclosure in response to comment eight of our letter dated November 8, 2011 and we reissue the comment. In particular, we note that you have not revised your offering statement to provide clarifying disclosure regarding any international plans but that information regarding OECD remains throughout your offering statement, you include a risk factor on page 20 discussing your intention to market to potential strategic partners outside the U.S. and that we are unable to locate any clarifying disclosure to inform investors as to when you plan to market your product internationally. In this regard, we note your disclosure on page 46. Reconcile the disclosure throughout the offering statement. To the extent you have no current plans to expand internationally, the current references to the European Union's estimated healthcare spending and the global healthcare market should be revised to reflect your current anticipated market. Revise accordingly.*

Response:

Comment complied with. This disclosure has been removed from page 3 and on page 46 under "Business – The Healthcare Market." In addition, the risk factor has been removed from pages 20 and 21.

Questions and Answers About the Rescission Offer, page 10

8. *We note the disclosure that you commenced selling securities "based upon legal advice that we were permitted to make sales of Preferred Stock before the Previously Filed Offering Circular was qualified by the SEC." Such disclosure implies that the offering statement was filed before the offering was commenced. Please reconcile the disclosure to clearly reflect that the offering statement was not filed with the SEC before you commenced your offering. See comment 13 of our letter dated November 8, 2012.*

Response:

Comment complied with. Please see the clarifying disclosure been added on pages 10 and 53.

9. *We note your revised disclosure in response to comment 14 of our letter dated November 8, 2012. Disclose the material terms of your agreement with ZeroNines in an appropriate location in your offering statement, such as Related Party Transactions. For instance, it is unclear what consideration is required by the company in exchange for the interest payment. It is also unclear what happens to the funds if any or all of the funds remain after the completion of the rescission offer.*

Response:

The disclosure requested by the Staff in this comment appeared on pages 65 and 66 of Amendment No. 5, under "Related Party Transactions and Conflicts of Interest – Transactions with ZeroNines and Z9 Services Group." It is not necessary to describe what happens to the funds if they remain after completion of the Rescission Offer, as the Interest Funding and Donation to Capital Agreement clearly describes these funds as a donation to capital. However, in an effort to respond to the Staff's concern, additional disclosure has been added on page 67 under the description of the Interest Funding and Donation to Capital Agreement which clarifies that such funds remain our property as they constitute a donation to capital.

Risk Factors, page 14

10. *We note that risk factors two and four state that you have not yet generated any revenue. Reconcile this disclosure with the rest of your document which represents that you have not yet generated meaningful revenue.*

Response:

The Company informed the Staff on February 2, 2012 of the Company's intent to make these two changes in Amendment No. 6. Consistent with that communication, please see the corrections on pages 14 and 16.

Dilution, page 27

11. *We reviewed your response to our prior comment 21. Your response did not address our comment, thus the comment will be reissued. With regard to your dilution calculation as of October 31, 2011, please provide us with the following:*
   - *Based on disclosure in your head note, your presentation does not take into account your rescission offer. Show us how you determined pro forma net tangible book value of $233,812 and the related per share amount of $0.05.*

- *Show us how you determined the pro forma shares of common stock outstanding of 8,497,417, considering you have 4,342,568 shares of common stock outstanding, 4,493,198 shares of Series B Preferred Stock outstanding and 682,000 shares of Series A Preferred stock outstanding.*
- *Considering the nature of the ownership equalization provisions disclosed on page 75 and in order to provide an investor with a better understanding of the dilutive impact of this offering, please revise to clearly disclose the underlying calculations (i.e. determination of shares used as the denominator) used to determine pro forma, as adjusted, net tangible book value per share after the offering for both the minimum and maximum scenarios.*

Response:

Comment complied with. The information in the filing was modified on pages 28 and 29 to update the numbers as of December 31, 2011. The net tangible book value of $116,116 was calculated by taking the historical total assets as of December 31, 2011 of $673,499, and subtracting the deferred offering costs ($110,183), cash in escrow ($340,000) and accounts payable ($107,300). The total shares used as the denominator was 8,836,396 to arrive at $0.01.

The total shares reflected on page 27 has been corrected to 8,836,396 which includes 4,493,198 shares of Series B Preferred Stock outstanding and 4,343,198 shares of common stock outstanding as of December 31, 2011. The shares of common stock exclude the contingent shares issued to Mr. Claus, as disclosed on page 28, in order to maintain consistency with the financial statements. As documented above, and in, the table, the dilution calculation assumes the Prior Subscribers accept the Recession Offer.

Use of Proceeds, page 31

12. *Please include a line item in the table to reflect the offering expenses. Also, clarify why the offering expenses will increase from $75,000 to $150,000.*

Response:

Comment complied with. Please see page 30.

13. *We note the amounts that have been allocated to salaries and fees for officers and directors. Please provide such information as a separate line item in the table. In addition, the amount allocated for such compensation at the $750,000 net proceeds amount is greater than the total amount allocated in this line item in the table.*

Response:

Comment complied with. Please see page 30.

14. *The amounts allocated in the line items of the minimum offering are greater than the total net proceeds. Please revise.*

Response:

Comment complied with. Please see page 30.

15. *Please identify the two shareholders that are programmers and may receive a portion of the proceeds for such services.*

Response:

One of the stockholders is an employee of ZeroNines, while the other is an independent contractor. Both of these persons are not executive officers, directors or control persons of the Company or ZeroNines. In an effort to clarify the disclosure in a way consistent with the Staff's comment, the non-control person status and employment status of the programmers has been noted on page 31, and the programmer employed by ZeroNines has been identified, in Note (4) on page 31.

16. *We note your revised disclosure in response to comment nine of our letter dated November 8, 2011. Please tell us how you calculated the amount to be allocated to ZeroNines in the event the offering raises net proceedings of $750,000. This amount in the table and the disclosure as to how the amount is calculated following the table appears inconsistent with the disclosure elsewhere in the offering circular.*

Response:

Comment complied with. The disclosure has been revised to reflect the proper calculation of 50% of the net proceeds being paid to ZeroNines. Please see pages 30 and 31.

17. *We note your statement that your Use of Proceeds section addresses four alternate outcomes but it appears you have five possible outcomes. Please revise or advise.*

Response:

Comment complied with. Please see page 30.

Capitalization, page 33

18. *Please revise the head note to this table to clarify how the rescission offer is contemplated in your capitalization presentation. Please ensure your presentation here is consistent with that of Dilution on page 29.*

Response:

Comment complied with. Please see page 32.

19. *Please revise to disclose the pro forma as adjusted Series B Preferred shares outstanding for both the minimum and maximum scenarios.*

Response:

Comment complied with. Please see page 32.

20. *Please tell us how you determined 1.5 million common shares would be outstanding for the minimum offering and how such amount is consistent with the equalization provisions disclosed on page 75. It appears this amount would be 500,000 shares as 1.5 million shares represents the total capital stock if both Series A and Series B Preferred shares are converted in the minimum offering scenario.*

Response:

Comment complied with. The number has been revised per the Staff's comment. Please see page 32

21. *We note your actual issued and outstanding shares for the period ended October 31, 2011 are listed as 4,442,568; however the issued and outstanding shares per your balance sheet are 4,342,568. Please advise or revise.*

Response:

Comment complied with. Please see page 32. In addition, an explanatory footnote (Note 3) has been added beneath the Capitalization table to reconcile the outstanding Common Stock as reflected in the table and the financial statements to the number of shares disclosed elsewhere in the Offering Circular.

Selected Unaudited Financial Data, page 34

22. *Please revise the head note here and on page 7 to clarify how the rescission offer is contemplated in your pro forma balance sheet data presentation.*

Response:

Comment complied with. Please see page 34.

23. *Please reconcile the pro forma stockholders equity amounts presented here and on page 7 with those presented in your capitalization table on page 33.*

Response:

Comment complied with. The pro forma numbers have been agreed among pages 7, 32 and 34.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

ZenVault Events and Milestones, page 37

24. *Please disclose the estimated expenses associated with each milestone.*

Response:

The Company believes that the use of proceeds section adequately describes the expenses associated with carrying out its expansion plans. As Form 1-A does not require disclosure of estimated expenses associated with each milestone, the Company believes that the use of proceeds disclosure will address any investor concerns in this regard.

Business, page 41

25. *We reissue comment 36 of our letter dated November 8, 2011. We note the disclosure on page two that you have secured one signed strategic partner license agreement and in response to our prior comment you state that this agreement is the one with MDe Solutions. However, the license agreement appears to have been entered into with ZeroNines and not ZenVault. Please reconcile the disclosure throughout the offering circular and clarify whether you have a signed strategic partner license agreement or not.*

Response:

The license agreement included as Exhibit 6.10 to Amendment No. 4 to the Form 1-A is between ZenVault Medical Corporation and MDe Solutions LLC. Please see the first page of Exhibit 6.10 and each page thereafter. (In particular, the Staff should note references to ZenVault Confidential Information on page 5, Compensation to

ZenVault on page 7, the ZenVault Limited Warranty on page 9, the indemnification of ZenVault on page 10, notice provisions to ZenVault on page 15, and the signature page between ZenVault and MDe on page 16.) The Staff may have been confused by the acknowledgement of ZeroNines which appears on page 17, which is simply an acknowledgment that ZeroNines is not a party to the ZenVault agreement with MDE, and noting that a separate agreement with ZeroNines governs the relationship between ZeroNines and MDe.

26. *We note your response to comment 37 of our letter dated November 8, 2011 and we partially reissue the comment. Please revise to provide the material terms of your agreement with ZeroNines. In this regard, we note the fact that you mention it throughout the offering statement but do not disclose all material terms, as you do for your agreement with MDe Solutions.*

Response:

Comment complied with. Please see page 43. This disclosure substantially duplicates the disclosure which appears under "Related Party Transactions and Conflicts of Interest," on pages 65 and 66, but we have added it to the Business section nonetheless in accordance with the Staff's comment.

27. *We note your response to comment 36 that the strategic partner license agreement was filed as Exhibit 6.10. While the exhibits index refers to this agreement as Exhibit 6.10, the actual agreement filed was the reseller distribution agreement. Therefore, we reissue the comment. Please file the strategic partner license agreement as an exhibit and revise the exhibits index to correctly identify Exhibit 6.10.*

Response:

The exhibit index has been corrected. Per the Company's response to comment 25 above, the agreement with MDe is the strategic partner license agreement. Please see the revised exhibit index.

28. *We reissue comment 41 of our letter dated November 8, 2011. Please revise to clarify, if true, that you have had no research and development costs since formation in August 17, 2010. In addition, we note your statement that ZeroNines and Z9 Services conducted additional research and development activities after August 17, 2010. Please disclose the amount spent by those companies for the additional research and development activities and clarify the amount that you have paid or will pay for such research and development.*

Response:

The disclosure on page 52 has been revised to indicate that ZeroNines and Z9 Services conducted additional development activities, rather than research. Those activities were encompassed within the Design and Build Contract, as previously and currently disclosed on page 52.

The Rescission Offer, page 52

29. *We partially reissue comment 44 of our letter dated November 8, 2012. Please clarify the statement that you do not make any representation as to the compliance of this rescission offer with any applicable state securities law. We continue to note this statement on page 24. Exemption or registration with the states is required in connection with the Regulation A offering.*

Response:

The language cited by the Staff has been removed on page 24 and does not appear on pages 53 or 54.

Executive Compensation, page 57

30. *We note that you have not included a director compensation table and state that it is because you do not have any independent directors. Note that Item 402(r)(2)(i) of Regulation S-K states exempts from this*

table only directors who are also named executive officers. Please advise why director compensation has not been included for Mr. Claus.

Response:

As disclosed on page 63, "We have paid and will pay not directors' fees and will pay not committee fees to our employee directors, being Messrs. Botdorf, Gin and Claus." However, in order to avoid any confusion, we have amended the title and last sentence of the second paragraph in view of the Staff's comment.

Principal Stockholders, page 68

31. *Please disclose the amount of each class of securities outstanding as the date of the disclosure in this section. Also, clarify how you calculated the as-converted basis.*

Response:

Comment complied with. Please see page 72.

Description of Capital Stock, page 71

32. *Please disclose the difference between choosing the cash or the stock in the liquidation event. In addition, the statement on page 72 that the annual cumulative dividend will be convertible into common stock at $.50 a share seems to not allow for cash payment. This is inconsistent with the example provided on page 73.*

Response:

The statement on page 73 has been conformed in accordance with the Staff's comment. It is unclear what is meant by "the difference between choosing the cash or the stock in the liquidation event," as it appears self-evident that if an investor chooses cash, he or she would receive cash, while a choice to receive stock would result in the issuance of additional shares. The Company would appreciate the Staff's clarification of this portion of the comment.

33. *We note your revised disclosure in response to comment 55 of our letter dated November 8, 2012 and we reissue the comment. Please revise to discuss in detail how an investor may choose between the given dividend choice. In this regard, we note disclosure regarding the fact that the investor has the right to an election and hypothetical situations in which the investor may elect one option over the other but we are unable to locate disclosure regarding how the investor makes this election.*

Response:

This comment was discussed with the Staff telephonically and additional disclosure has been added on the last paragraph on page 74 and the carryover paragraph on the top of page 75 to discuss what will occur if an investor fails to make the election.

34. *Please revise the hypothetical illustration for Series B preferred stock and founding stockholders using similar assumptions to those for Series A stock. You may provide a second, separate example, indicating what would happen in the event the company is sold. In addition, please provide the example similar to that for Series A stock, as the table provided on page 74 is for the class as a whole and offers no specific information for the individual investor. Lastly, given the assumption in this example that seven years have passed, please explain why the table reflects the 50% liquidation preference rather than the dividend election, which would appear to provide more distribution to investors than the 50% liquidation preference.*

Response:

The Staff's comment first appears to ask for an illustration for Series B and founders' common stock that is comparable to the hypothetical illustration on page 74. (If the Staff was referring to the table on page 75, the Company believes that table currently reflects the impact on holders of Series B and founders' common stock.) However, as the Series A investor is not receiving either Series B Preferred Stock or founders' common stock, such an illustration would not appear to be meaningful to investors in this offering, and could actually mislead investors into somehow believing that they were somehow entitled to participate in distributions to holders of the Series B Preferred Stock and founders' common stock. In response to this comment, the Company has added disclosure immediately below the table on page 75 which covers specific information for a hypothetical individual investor. In addition the sale date has been revised to more accurately demonstrate an investor's likely choice, in accordance with the Staff's comment.

35. *We note your revised disclosure in response to comment 59 of our letter dated November 8, 2011. Please explain what you mean by the phrase "in such instances." Please clarify whether holders of Series A and B Preferred Stock have one vote per share of preferred stock outright or only in certain situations. If appropriate, revise your disclosure accordingly.*

Response:

Comment complied with. Please see page 76.

36. *Consider providing a table on page 75 to more effectively explain to investors the min/max impact to each share class of the ownership equalization provisions.*

Response:

Comment complied with. Please see page 77.

Plan of Distribution, page 78

37. *We note the statement that you will accept subscriptions for a minimum of 10,000 shares, although you may accept subscriptions for less in your sole and absolute discretion. To the extent there is a minimum purchase requirement, please revise the disclosure throughout the offering circular, including the cover page and summary. However, please explain how this is a minimum purchase requirement when you have the ability in your sole discretion to accept less than this amount. Clarify how you will determine whether to accept or reject such amount. We may have further comment.*

Response:

The minimum purchase provision has been deleted. Please see page 81 and the related page in the Subscription Agreement.

ZenVault Medical Corporation Unaudited Financial Statements as of and for the Period Ended December 31, 2010, page F-10

38. *We reviewed your response to our prior comment 71, noting your assertion that your revised accounting treatment for your technology acquisition (i.e. from par value of shares issued to shareholder transferor's historical cost) was a change in estimate. Please note that pursuant to FASB ASC 250-10-45-17, changes in estimate shall not be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods (i.e. your fiscal year ended December 31, 2010). If you continue to believe this correction was a change in estimate, please provide us with an analysis of (i) how your initial accounting treatment (i.e. using par value of shares) and related valuation was consistent with GAAP, including appropriate references to underlying authoritative accounting literature and (ii) why you believe using transferor's historical cost versus par value constituted a change in estimate used in a valuation*

technique, including which valuation technique you used to yield the two different results. In the alternate, please clearly indicate your financial statements have been restated and provide complete disclosures required by FASB ASC 250-10-50-7.

Response:

Comment complied with. In accordance with the telephonic discussion held among Ms. Jill E. Korenek of JDS Professional Group, Mr. Brian Bhandari, and Ms. Jamie Kessel, the financial statements have been revised to clearly indicate that they have been restated (pages F-26 and F-27) relative to the error that resulted in valuing the technology acquisition in the original issued financial statements for the period ended December 31, 2010. The required disclosures under FASB ASC 250-10-50-7 have also been included. Additionally, the applicable columns indicate they have been restated.

39. *We reviewed your response to our prior comment 71, noting your assertion that your revised accounting treatment for your deferred tax asset (i.e. from no valuation allowance to a full valuation allowance) was a change in estimate. Please note that pursuant to FASB ASC 250-10-45-17, changes in estimate shall not be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods (i.e. your fiscal year ended December 31, 2010). If you continue to believe this correction was a change in estimate, please provide us with an analysis of (i) how your initial accounting treatment (i.e. no valuation allowance) was consistent with GAAP, including an in-depth analysis of both the positive and negative evidence as discussed in FASB ASC 740-10-30-16 through 25, (ii) the circumstances that changed resulting in the necessity of a full valuation allowance, and (iii) how you believe the change from a zero valuation allowance to a full valuation allowance constituted a change in estimate used in a valuation technique, including which valuation technique you used to yield the two different results. In the alternate, please clearly indicate your financial statements have been restated and provide complete disclosures required by FASB ASC 250-10-50-7.*

Response:

Comment complied with. In accordance with the telephonic discussion references in response to Comment 38 above, the financial statements clearly indicate that they have been restated (pages F-26 and F-27) relative to the change in the deferred tax asset valuation allowance presented in the originally issued financial statements for the period ended December 31, 2010, and the required disclosures by FASB ASC 250-10-50-7 have been included. Additionally, the applicable columns indicate they have been restated.

(7) Series A Preferred Stock Offering, page F-16

40. *We note your response to our prior comment 72. Your response did not provide any consideration of (i) your violation of Section 5 under the Securities Act of 1933 related to the initial issuance of these shares or (ii) the rescission offer that is part of your current offering statement (as disclosed on page 52). Based on the foregoing, it appears the redemption of these shares is outside of your control. As such, it appears these shares should be classified outside of permanent equity (i.e. mezzanine). Refer to Accounting Series Release (ASR) No. 268, Presentation in Financial Statements of "Redeemable Preferred Stocks" and revise your financial statements or advise.*

Response:

Comment complied with. As outlined on pages F-26 and F-27, the financial statements clearly indicate revisions have been made to properly reflect the cumulative preferred stock - Series A, subject to the rescission offer, outside of stockholders' equity in accordance with Accounting Series Release (ASR) No. 268, *Presentation in Financial Statements of "Redeemable Preferred Stocks."* Additionally, disclosure was added on page F-15 relative to ASR 268 and the reclassification.

Securities and Exchange Commission
March 5, 2012

Notes to Financial Statements

(12) Related Party Agreement, page F-20

> *41. We note your response to our prior comment 73. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please provide specific references to the Design and Build contract that would suggest that the $620,000 liability will be forgiven if you do not obtain proceeds from this offering and/or future revenues. If no such formal agreement exists between you and Z9 Services Group, LLC, it appears that this amount must be presented as a liability on your balance sheet starting in 2010.*

Response:

    Exhibit 6.11.1, which is filed herewith, provides clarification in a formal agreement concerning the forgiveness of the amount if funding or revenues are insufficient to pay the cash portion due under the Design and Build Contract. Please see Section 2 to Exhibit 6.11.1.

Exhibits

> *42. We note that your legality opinion is based on, in part, the Colorado Business Corporation Act. Revise your legality opinion to indicate that opinion opines upon Colorado law including the statutory provisions, all applicable provisions of the Colorado Constitution and reported judicial decisions interpreting those laws.*

Response:

    The Company and we have reviewed a variety of recent initial public offerings by companies incorporated in states other than Delaware and have found a number of legal opinions which did not include the foregoing language. For example, please see Exhibit 5.1 to the Form S-1 of (i) Matador Resources Company, SEC File No. 333-176263, Amendment No. 4 filed January 19, 2012, declared effective February 2, 2012 (Texas corporation); (2) Digital Domain Media Group, Inc., SEC File No. 333-174248, Amendment No. 6 filed November 10, 2011, declared effective November 21, 2011 (Florida corporation). We understand that these offerings were made pursuant to registration statements, rather than the exemption afforded under Regulation A. However, we are not aware of any requirements imposed on legal opinions rendered with respect to offered securities under the Regulation A exemption which are not imposed on opinions rendered pursuant to the requirements of Form S-1. We would appreciate the Staff's review of these registration statements and the opinions filed therewith, and any citations which the Staff can provide to any additional requirements imposed on legal opinions covering securities offered under the Regulation A exemption. This will confirm we will file the executed legal opinion in the next amendment to the Form 1-A.

> *43. We note your response to comment 62 of our letter dated November 8, 2011 that you will inform us of whether the Proposed Ad Slick 2010 has been used by the company when you determine the answer. We reissue the comment.*

Response:

    The Company's response to this comment was previously provided to the Staff by letter dated February 12, 2012.

> *44. We note your revised disclosure in response to comment 66 of our letter dated November 8, 2011. We again remind you that the Form 1-A is a general solicitation document and is publicly available once filed. Please remove the statements made in Section 3.1(g) of the Subscription Agreement.*

12

Response:

Comment complied with. Please see the revised Section 3.1(g) of the Subscription Agreement.

45. We partially reissue comment 68 of our letter dated November 8, 2011. Please remove the representation that "the subscriber is hereby advised by the company to carefully read this agreement and the Definitive Offering Circular." In addition and as previously requested, please remove from page 14 of the agreement the statement that "the undersigned has read the Definitive Offering Circular and understands the risks associated ...." Also, the statement that the undersigned has relied solely upon the information in the offering circular or offering documents is inconsistent with Section 3.1(i). Please reconcile, as previously requested in comment 67 of our letter dated November 8, 2011.

Response:

Comment complied with. Please see the revisions to pages 4 and 14 of the Subscription Agreement.

46. We reissue comment 69 of our letter dated November 8, 2011. We direct your attention to your Form 1-A, filed February 17, 2011, which reflected a best efforts offering with a maximum number of shares offered of 10,000,000. Exhibit 6.7, as included in Amendment No. 3 was the Asset Purchase, License and Revenue Participation Agreement. We again note that current Exhibit 6.12 was entered into as of August 30, 2011 but that it appears some terms may have been amended and the agreement as originally filed was dated December 15, 2010. Please file the original agreement and separately file any amendments to the agreement or advise.

Response:

The original agreement was filed as Exhibit 6.11 to Amendment No 4 to the Form 1-A on October 6, 2011. As noted in the Staff's comment, Exhibit 6.12, the Asset Purchase, License and Revenue Participation Agreement included, *inter alia*, amendments to Exhibit 6.11, the original Design and Build Contract between ZenVault Medical Corporation and ZeroNines. For further information regarding Exhibit 6.11, please see the Company's response to comment 48 below.

47. Please file the executed version of Exhibit 3.4.

Response:

The Company intends to circulate for execution shortly the revised Exhibit 3.4 that is filed herewith. As the form of Exhibit 3.4 filed herewith is identical to that which will be circulated for signature, the Company believes it has met the applicable filing requirement. If the Staff requires an executed copy of this Exhibit be filed, the Company hereby undertakes to provide the executed copy on a post-qualification basis.

48. We partially reissue comment 70 of our letter dated November 8, 2011. Please file Exhibit 6.11 in its entirety.

Response:

In response to comment 70 of the Staff's letter of comment dated November 8, 2011, the Company refiled Exhibit 6.11 in Amendment No. 5 to the Form 1-A on January 30, 2012. As refiled on January 30, 2012, Exhibit 6.11 included the Professional Services Work Order – Design and Build Contract for www.zenvault.com; Exhibit A – the ZenVault Executive Summary; Exhibit B – Z9s Summary of Hours; and Exhibit C – ZenVault Preferred Series A Stock Provisions. We believe the Staff's comment relates to the original Series A Preferred Stock provisions, which are filed herewith. We have also included as Exhibit 6.11.1 an amendment to the original agreement which memorializes the change in terms of the Preferred Stock to which we believe the Staff's comment relates.

49. *Please revise your exhibit index to reflect the fact that your employment agreement amendments were entered into in 2012, rather than 2011.*

<u>Response:</u>

Comment complied with. Please see the revised exhibit index in the forepart of Part III.

<p style="text-align:center">*****</p>

If the Staff has any questions, you may reach the undersigned at (303) 667-7193. You may also reach Mr. Botdorf at (303) 814-8121.

Sincerely,

RICHARDSON & PATEL, LLP

By: /s/ Robert W. Walter
    Robert W. Walter, Esq.

cc: John C. Botdorf, *ZenVault Medical Corporation*
     Alan S. Gin, *ZenVault Medical Corporation*